Exhibit 99.1

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CONNECTED TRANSACTION

SUPPLEMENTAL AGREEMENT TO THE SHARE TRANSFER AGREEMENT

IN RELATION TO

ACQUISITION of 4% equity interests in Xiamen airlines company limited

Reference is made to the announcement of the Company dated 14 July 2015 in relation to the Original Agreement, pursuant to which the Company agreed to purchase and Xiamen Jianfa agreed to sell the Targeted Equity Interests at the Consideration of RMB586,666,667.

The Board hereby announces that on 8th December 2015 (after trading hours), the Company and Xiamen Jianfa entered into the Supplemental Agreement, pursuant to which the parties agreed to adjust the Consideration from RMB586,666,667 to RMB626,666,667 so as to reflect the profit attribution arrangement (as detailed below).

Xiamen Jianfa is a substantial shareholder of Xiamen Airlines (a subsidiary of the Company), thus Xiamen Jianfa is a connected person at the subsidiary level of the Company. As one of the applicable percentage ratios (other than the profits ratio) for the Acquisition (taking into account the adjusted Consideration) is still more than 0.1% and less than 5%, the Acquisition constitutes a connected transaction of the Company, which is subject to the reporting and announcement requirements and is exempt from the independent shareholders' approval requirement under Rule 14A.76 of the Listing Rules.

Reference is made to the announcement of the Company dated 14 July 2015 in relation to the Original Agreement, pursuant to which the Company agreed to purchase and Xiamen Jianfa agreed to sell the Targeted Equity Interests at the Consideration of RMB586,666,667.

As at the date of this announcement, Xiamen Airlines is owned as to 51% by the Company, 34% by Xiamen Jianfa and 15% by Jizhong Energy. Xiamen Jianfa and Jizhong Energy have entered into a share transfer agreement in July 2015, pursuant to which Xiamen Jianfa agreed to purchase and Jizhong Energy agreed to sell the 15% equity interests in Xiamen Airlines at the consideration of RMB2.2 billion, which is subject to the approval from relevant authorities. Xiamen Jianfa will then sell the Targeted Equity Interests (4%) at the Consideration of RMB586,666,667 to the Company. Further, Xiamen Jianfa will also sell the 11% equity interests in Xiamen Airlines to Fujian Investment Group Co., Ltd. (福建投資集團有限公司) at the consideration of RMB1,613,333,333.

As the completion of the transfer is longer than expected, Xiamen Jianfa and Jizhong Energy have entered into a supplemental agreement in September 2015, pursuant to which the parties agreed that Xiamen Airlines' unaudited profits of RMB150 million shall be attributable to Jizhong Energy prior to the completion of the transfer, and Xiamen Jianfa agreed to pay such RMB150 million first to Jizhong Energy. As such the Company and Xiamen Jianfa entered into the Supplemental Agreement on 8th December 2015 to adjust the Consideration from RMB586,666,667 to RMB626,666,667 in proportion to the amount payable by Xiamen Jianfa to Jizhong Energy to reflect the abovementioned profit attribution arrangement.

As the Company believes that the increase of 4% equity interests in Xiamen Airlines held by the Company can help the Group to further enhance its control over Xiamen Airlines, assist Xiamen Airlines to maintain a stable shareholding structure, further improve the strategic synergy effect of the Company and Xiamen Airlines and improve the overall operating results of the Company, the Directors (including the independent non-executive Directors) consider that the Original Agreement and the Supplemental Agreement was entered into after an arm's length negotiation between the Company and Xiamen Jianfa and the terms therein (including the revised Consideration) are fair and reasonable, the Acquisition is on normal commercial terms and in the ordinary and usual course of business of the Group; and the Acquisition is beneficial to the operation and long-term development of the Group and in the interests of the Company and its shareholders as a whole.

Details of the Supplemental Agreement are set out below:

THE SUPPLEMENTAL AGREEMENT

Date

8th December 2015 (after trading hours)

Parties

(1)	Purchaser:	the Company, its principal business activity is that of civil aviation; and

(2)	Vendor:	Xiamen Jianfa, a wholly-owned subsidiary of Xiamen SASAC, which is a substantial shareholder of Xiamen Airlines holding 34% equity interests in Xiamen Airlines as at the date of this announcement, thus Xiamen Jianfa is a connected person of the Company at the subsidiary level. Xiamen Jianfa's principal business activity is that of supply chain operation, real property development, tourism, conference and exhibition.

Subject matter

The Consideration is adjusted from RMB586,666,667 to RMB626,666,667 in proportion to the amount payable by Xiamen Jianfa to Jizhong Energy as mentioned above, and the payment schedule has also been revised as follows:

(i)	RMB150,000,000 shall be payable within 3 days from the date of the Supplemental Agreement;

(ii)	RMB238,333,333.5 shall be payable within 10 days from the date upon which the Supplemental Agreement has become effective; and

(ii)	RMB238,333,333.5 shall be payable within 10 business days from the date of Completion.

The parties further agree that if the Consideration can be fully paid on or before 1 March 2016, all the profit attributable to the Target Equity Interests arising since 1 January 2015 shall belong to the Company.

Save as the above amendment, all other terms and conditions of the Original Agreement shall remain unchanged.

The Consideration will be satisfied in cash through the internal resources of the Group.

The Acquisition shall be deemed to be completed upon the date of filing of registration of changes to the relevant administrative authority for industry and commerce. Upon Completion of the Acquisition, Xiamen Airlines is still a subsidiary of the Company.

Information of Xiamen Airlines

Xiamen Airlines is incorporated in the PRC and its principal business activity is that of civil aviation. The registered capital of Xiamen Airlines is RMB5 billion.

The following table contains certain financial information of Xiamen Airlines which is prepared in accordance with the PRC Accounting Standards:

	For the nine months ended 30 September	For the year ended 31 December
	2015 (unaudited) RMB million	2014 (audited) RMB million	2013 (audited) RMB million
Revenue	15,301	17,835.39	16,571.40
Net profit before tax	1,551	1,022.84	1,766.25
Net profit after tax	1137	769.24	1,387.31

The audited and unaudited net asset value of Xiamen Airlines as of 31 December 2014 and 30 September 2015 was approximately RMB13,122.92 million and RMB14,498 million, respectively.

IMPLICATIONS UNDER THE LISTING RULES

Xiamen Jianfa is a substantial shareholder of Xiamen Airlines (a subsidiary of the Company), thus Xiamen Jianfa is a connected person at the subsidiary level of the Company. As one of the applicable percentage ratios (other than the profits ratio) for the Acquisition (taking into account the adjusted Consideration) is still more than 0.1%, and less than 5%, the Acquisition constitutes a connected transaction of the Company, which is subject to the reporting and announcement requirements and is exempt from the independent shareholders' approval requirement under Rule 14A.76 of the Listing Rules.

No Directors had a material interest in the Acquisition and thus none of them was required to abstain from voting in respect of the Original Agreement and Supplemental Agreement. The number of Directors supposed to be present was 11, of which 10 attended in person, the Directors approved the above resolution after consideration. The format and procedure for passing the resolution was in compliance with the Company Law of the PRC and the Company’s articles of association.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

“Acquisition”	the acquisition of the Targeted Equity Interests as contemplated under the Original Agreement and the Supplemental Agreement

“associates”	has the meaning ascribed to it under the Listing Rules
“Board”	the board of Directors
“Company”

China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American Depositary Receipts are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“Completion”	completion of the Acquisition pursuant to the Original Agreement and Supplemental Agreement
“connected person(s)”	has the meaning ascribed to it under the Listing Rules
“Consideration”	the consideration for the Acquisition
“Directors”	the directors of the Company
“Group”	the Company and its subsidiaries
“Hong Kong”	the Hong Kong Special Administrative Region of the PRC
“Jizhong Energy”

Jizhong Energy Resources Co., Ltd., a company incorporated in the PRC whose A shares are listed on the Shenzhen Stock Exchange, and is a substantial shareholder of Xiamen Airlines holding 15% equity interests in Xiamen Airlines as at the date of this announcement

“Listing Rules”	The Rules Governing the Listing of Securities on the Stock Exchange
“Original Agreement”	the agreement entered into on 14 July 2015 between the Company and Xiamen Jianfa, pursuant to which the Company agreed to acquire the Targeted Equity Interests from Xiamen Jianfa
“PRC”	the People’s Republic of China, for the purpose of this announcement, exclusively refer to Mainland China
“RMB”	Renminbi, the lawful currency of the PRC
“Share(s)”	share of RMB 1.00 each in the capital of the Company
“Shareholder(s)”	the holder(s) of the Shares
“Stock Exchange”	The Stock Exchange of Hong Kong Limited
“Supplemental Agreement”

the agreement supplemental to the Original Agreement entered into on 8th December 2015 between the Company and Xiamen Jianfa, pursuant to which the parties agreed to adjust the Consideration from RMB586,666,667 to RMB626,666,667

“Targeted Equity Interests”	4% equity interests in Xiamen Airlines, the subject matter of the Agreement
“Xiamen Airlines”

Xiamen Airlines Company Limited, a limited liability company incorporated in the PRC and a subsidiary (as defined in the Listing Rules) owned as to 51% by the Company, 34% by Xiamen Jianfa and 15% by Jizhong Energy as at the date of this announcement

“Xiamen Jianfa”

Xiamen Jianfa Group Co., Ltd., a limited liability company incorporated in the PRC and a wholly-owned subsidiary of Xiamen SASAC, and is a substantial shareholder of Xiamen Airlines holding 34% equity interests in Xiamen Airlines as at the date of this announcement

“Xiamen SASAC”	State-owned Assets Supervision and Administration Commission of Xiamen Municipal People’s Government (厦門市人民政府國有資産監督管理委員會)

By order of the Board China Southern Airlines Company Limited Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

8th December 2015

As at the date of this announcement, the Directors include Si Xian Min, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.